File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

05013654

21 December 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

RECEIVED 2005 PROCESSING SECTION

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 21 December 2005.

Yours faithfully

p.p. **Gemma Knowles**
Company Secretarial Assistant

SUPPL

Encl.

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\ZH - SEC - Director Declaration - 21Dec05.doc

Announcement Body Information:

Further to the Company's announcement on 6 December 2005 regarding the appointment of Mike McKeon to the Severn Trent Plc Board as Group Finance Director with effect from 13 December 2005, it should be noted that there are no additional disclosures required to be made in accordance with the UKLA Listing Rules.

www.severntrent.com